Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated February 7, 2019

Registration No. 333-214283

QCR Holdings, Inc.

$65,000,000

5.375% Fixed-to-Floating Rate Subordinated Notes due February 15, 2029

PRICING TERM SHEET

Issuer:	QCR Holdings, Inc. (NASDAQ: QCRH)

Security:	5.375% fixed-to-floating rate subordinated notes due February 15, 2029 (the “Notes”)

Security Rating:*	BBB- by Kroll Bond Rating Agency

Principal Amount:	$65,000,000

Pricing Date:	February 7, 2019

Settlement Date:	February 12, 2019 (T+3)

Stated Maturity Date:	February 15, 2029

Interest Payment Dates:

Interest on the Notes will be payable on February 15 and August 15, of each year, through but excluding February 15, 2024, and thereafter February 15, May 15, August 15 and November 15 of each year through the Stated Maturity Date, unless in any case previously redeemed.

The first interest payment will be made on August 15, 2019.

Interest Payment Record Dates:

The interest payable on any fixed rate interest payment date will be paid to the holder in whose name a Note is registered at the close of business on the February 1 and August 1 (whether or not a business day) immediately preceding such fixed rate interest payment date. The interest payable on any floating rate interest payment date will be paid to the holder in whose name a Note is registered at the close of business on the February 1, May 1, August 1 and November 1 (whether or not a business day) immediately preceding such floating rate interest payment date.

Interest Rate:

Unless previously redeemed, the Notes will bear interest (i) from, and including, the original issue date to, but excluding, February 15, 2024, at a fixed rate equal to 5.375% per year and (ii) from, and including, February 15, 2024, at an annual floating rate equal to three-month LIBOR, as determined quarterly on the determination date for the applicable interest period, plus 282 basis points (2.82%).

Day Count Convention:	30/360 to but excluding February 15, 2024, and, thereafter, a 360-day year and the number of days actually elapsed.

Price to Public:	100% of Principal Amount

Optional Redemption:

Subject to obtaining prior approval of the Federal Reserve, to the extent that such approval is then required, the Issuer may, at its option, beginning with the Interest Payment Date of February 15, 2024, and on any scheduled Interest Payment Date thereafter, redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus any accrued and unpaid interest to, but excluding, the redemption date. Any partial redemption will be made by lot in accordance with DTC’s applicable procedures.

In addition, in certain circumstances the Issuer may have the option to redeem the Notes upon the occurrence of events described in the prospectus supplement under the heading “Description of the Notes—Optional Redemption and Redemption Upon Special Events.”

Subordination:	The Notes will be subordinate in right of payment to all senior indebtedness of the Issuer as described in the preliminary prospectus supplement and the accompanying prospectus.

Use of Proceeds:	Repayment of approximately $34.2 million of senior holding company debt and general corporate purposes.

Denominations:	$2,000 minimum denomination and $1,000 integral multiples thereof.

CUSIP / ISIN:	74727AAA2 / US74727AAA25

Sole Book-Running Manager:	Keefe, Bruyette & Woods, A Stifel Company

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* Note: A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating agency has its own methodology for assigning ratings and, accordingly, each rating should be evaluated independently of any other rating.

The Issuer has filed a registration statement (including a preliminary prospectus supplement and an accompanying prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the preliminary prospectus supplement, the final prospectus supplement (when available) and the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus by contacting Keefe, Bruyette & Woods, A Stifel Company at 787 Seventh Avenue, Fourth Floor, New York, NY 10019 or by calling 1-800-966-1559.